UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

YRC Worldwide Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

984249607

(CUSIP Number)

Christopher Pucillo

Solus Alternative Asset Management LP

410 Park Avenue, 11th Floor

New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 8 Pages)

CUSIP No. 984249607	13D	Page 2 of 7 Pages

(1)	NAMES OF REPORTING PERSONS Solus Alternative Asset Management LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER N/A
	(8)	SHARED VOTING POWER 1,146,604[1]
	(9)	SOLE DISPOSITIVE POWER N/A
	(10)	SHARED DISPOSITIVE POWER 1,146,604[2]
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,146,604[3]
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.57%
(14)	TYPE OF REPORTING PERSON IA

[1]	Includes 1,046,604 shares of Common Stock (as defined in Item 1) issuable upon exercise of Series A Notes and Series B Notes (as defined in Item 3).
[2]	See Footnote 1.
[3]	See Footnote 1.

CUSIP No. 984249607	13D	Page 3 of 7 Pages

(1)	NAMES OF REPORTING PERSONS Solus GP LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER N/A
	(8)	SHARED VOTING POWER 1,146,604[4]
	(9)	SOLE DISPOSITIVE POWER N/A
	(10)	SHARED DISPOSITIVE POWER 1,146,604[5]
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,146,604[6]
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.57%
(14)	TYPE OF REPORTING PERSON OO

[4]	Includes 1,046,604 shares of Common Stock issuable upon exercise of Series A Notes and Series B Notes.
[5]	See Footnote 4.
[6]	See Footnote 4.

CUSIP No. 984249607	13D	Page 4 of 7 Pages

(1)	NAMES OF REPORTING PERSONS Christopher Pucillo
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER N/A
	(8)	SHARED VOTING POWER 1,146,604[7]
	(9)	SOLE DISPOSITIVE POWER N/A
	(10)	SHARED DISPOSITIVE POWER 1,146,604[8]
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,146,604[9]
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.57%
(14)	TYPE OF REPORTING PERSON IN

[7]	Includes 1,046,604 shares of Common Stock issuable upon exercise of Series A Notes and Series B Notes.
[8]	See Footnote 7.
[9]	See Footnote 7.

CUSIP No. 984249607	13D	Page 5 of 7 Pages

This Amendment No. 1 (this “Amendment”) reflects changes to the information in the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2013 by Solus Alternative Asset Management LP, a Delaware limited partnership (“Solus”), Solus GP LLC, a Delaware limited liability company, which serves as the general partner to Solus (“Solus GP”), and Christopher Pucillo, a United States citizen, who serves as managing member of Solus GP (“Pucillo”, and together with Solus and Solus GP, the “Reporting Persons”), relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of YRC Worldwide, Inc., a Delaware corporation (the “Issuer”) (as amended, the “Schedule 13D”). Each capitalized term used and not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each item of the Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated to read as follows:

The Reporting Persons acquired 100,000 shares of Common Stock through open market purchases for an aggregate consideration of approximately $992,640. The Reporting Persons also acquired 1,046,604 shares of Common Stock issuable upon exercise of the Issuer’s 10% Series A Convertible Senior Secured Notes (the “Series A Notes”) and the Issuer’s 10% Series B Convertible Senior Secured Notes (the “Series B Notes” and, together with the Series A Notes, the “Notes”) for an aggregate consideration of approximately $26,391,964. The total number of shares of Common Stock owned by the Reporting Persons, including the 1,046,604 shares of Common Stock issuable upon exercise of the Notes, is 1,146,604.

The Reporting Persons obtained the funds necessary to purchase such shares from the existing capital of the Funds.

Item 5.	Interest in Securities of the Issuer

Paragraph 4 of Item 5 of the Schedule 13D is hereby amended and restated as follows:

Each Reporting Person may be deemed to beneficially own 1,146,604 shares of the Common Stock (representing approximately 9.57% of the Issuer’s outstanding shares of Common Stock). The Reporting Persons may be deemed to share voting power and dispositive power with each other with respect to the shares of Common Stock held by them.

Item 7.	Material to be Filed as an Exhibit

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 1:	Transactions in the shares of Common Stock (amended and restated) (filed herewith)

Exhibit 2:	Joint Filing Agreement, dated November 29, 2013 (incorporated herein by reference to Exhibit 2 to the Schedule 13D filed on November 29, 2013 by the Reporting Persons with the SEC)

Exhibit 3:	Series A Notes Registration Rights Agreement (incorporated herein by reference to Exhibit 10.9 to the 10-Q filed on August, 8, 2011 by the Issuer with the SEC)

CUSIP No. 984249607	13D	Page 6 of 7 Pages

Exhibit 4:	Series B Notes Registration Rights Agreement (incorporated herein by reference to Exhibit 10.10 to the 10-Q filed on August, 8, 2011 by the Issuer with the SEC)

CUSIP No. 984249607	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2013

By:	/s/ Christopher Pucillo
Christopher Pucillo
individually and as managing member of
Solus GP LLC,
for itself and as the general partner of
Solus Alternative Asset Management LP